FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒         Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐         No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S
ORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, 25 MAY 2007, AT 12:00 NOON

Pursuant to the provisions for Sociétés Anonymes (Companies’ Act 2190/1920) and for dematerialized shares (Law 2396/96), and in accordance with the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 26 April 2007, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s Ordinary General Meeting to be held at 12:00 noon on Friday, 25 May 2007, at Aiolou 93 (Megaro Mela), Athens, with the following agenda:

1.                                       Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2006 (i.e. 1 January 2006 — 31 December 2006).

2.                                       Submission for approval of the annual financial statements for the year 2006 (i.e. 1 January 2006— 31 December 2006). Approval of the distribution of profits and payment of dividend.

3.                                       Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity regarding the annual financial statements and management for the year 2006 (i.e. 1 January 2006 — 31 December 2006).

4.                                       Approval of the remunerations of the Bank’s Board of Directors for the financial year 2006 (pursuant to Companies’ Act 2190/1920 Article 24, par. 2). Approval of the Chief Executive Officer’s and the Deputy Chief Executive

                                                Officer’s contracts and remunerations. Determination of the remunerations of non-executive members of the Board of Directors until the Ordinary General Meeting of 2008.

5.                                       Approval of the members of the Board of Directors’, General Managers’ and Managers’ participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Companies’ Act 2190/1920, Article 23, par. 1 and the Bank’s Articles of Association, Article 30, par. 1).

6.                                       Approval of own shares buy-back programme in accordance with Article 16, par. 5 et seq. of Companies’ Act 2190/1920.

7.                                       Amendment of Articles 4 and 39 (regarding the share capital) of the Bank’s Articles of Association due to the share capital increase resulting from the stock option rights exercised. Amendment of Articles 18, 24 (regarding the BoD and representation) of the Bank’s Articles of Association.

8.                                       Approval of a stock options programme enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended.

9.                                       Distribution to the staff, pursuant to article 16, par. 2 case f of Companies’ Act 2190/1920 and article 1 of Presidential Decree 30/1988, of bonus shares to derive from the Bank’s share capital increase (through the issue of new shares, of a par value of Euro 5 each) through capitalization of profits. Amendment of Articles 4 and 39 of the Bank’s Articles of Association accordingly.

10.                                 Approval of the spin-off of the Bank’s warehousing business through its contribution to the Bank’s fully owned subsidiary NBG VENTURE CAPITAL S.A. Approval of the terms of the agreement for the spin-off of NATIONAL BANK OF GREECE’s warehousing business through its contribution to and absorption by NBG VENTURE CAPITAL S.A. Appointment of a representative of the Bank to execute the said agreement and any other relevant document for completion of the Absorption. Approval of agreement for the concession of the General Warehouse exploitation license granted, pursuant to Article 17, Legislative Decree No 3077/1954.

11.                                 Ratification of the election of BoD members in replacement of resigned members and of a deceased member of the BoD.

12.                                 Election of a new BoD and determination of independent, non-executive members thereon.

13.                                 Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank’s financial statements and the Group’s consolidated financial statements for 2007, and determination of their remuneration.

14.                                 Announcements and other business.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders should subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Friday, 18 May 2007).

2.                                       Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Friday, 18 May 2007).

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above,

unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders, natural persons, wish to be represented by proxy, their representation documents should also be submitted to the Bank by Friday, 18 May 2007.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to proceed on their behalf to the necessary actions for blocking their shares, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210 334 3414/16/21/26/28/60/94, and Fax. Nos. +30 210 334 3404/06/10).

Athens, 26 April 2007
By order of the Board of Directors

EFSTRATIOS-GEORGIOS (TAKIS) ARAPOGLOU
Chairman of the Board of Directors and
Chief Executive Officer

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Own stock buy-back programme

National Bank of Greece S.A. announces the following:

The Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the Bank’s own stock buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920. In accordance with the General Meeting resolution the Bank is afforded the option, at the Management’s discretion, to purchase own shares up to 10% of its total shares at a minimum purchase price of €5 and a maximum purchase price of €60 per share for the time period from 2 May 2006 until 27 April 2007.

Pursuant to the said resolution, the Bank’s BoD approved the option for the Bank’s own stock buy-back programme to be implemented quarterly within the framework of the resolution. During the fourth (and last) quarter (1 February 2007 - 27 April 2007) of the implementation period, as above, NBG purchased 338,110 own shares at the average purchase price of € 38.54 per share. Accordingly, the Bank currently holds a total of 583,110 shares, representing 0.12 % of its share capital.

Athens, 27 April 2007

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Selling of treasury stock

National Bank of Greece S.A. announces the following: Following its BoD resolution of 26 April 2007 and pursuant to Article 16 par. 13 et seq. of Companies’ Act 2190/1920, NBG intends to sell treasury shares acquired pursuant to Article 16 par. 5 et seq. of the Companies’ Act 2190/1920 and to its General Meeting of Shareholders’ Resolution of 27 April 2006. Accordingly, up to 583,110 shares of the Bank will be available for sale at a minimum sale price of € 42.60 per share for the time period from 2 May 2007 until 1 August 2007.

These shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Athens, 27 April 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 2nd May, 2007

Chairman - Chief Executive Officer